Exhibit 99.1

KE Holdings Inc. Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, China, March 15, 2021 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Business Highlights for the Fourth Quarter of 2020

•                  Gross transaction value (GTV)1 was RMB1,120.0 billion (US$171.6 billion), an increase of 65.4% year-over-year. GTV of existing home transactions was RMB584.7 billion (US$89.6 billion), an increase of 69.8% year-over-year. GTV of new home transactions was RMB469.2 billion (US$71.9 billion), an increase of 55.5% year-over-year. GTV of emerging and other services was RMB66.1 billion (US$10.1 billion), an increase of 113.2% year-over-year.

•                  Net revenues were RMB22.7 billion (US$3.5 billion), an increase of 57.6% year-over-year.

•                  Net income was RMB1,096 million (US$168 million). Adjusted net income2 was RMB2,001 million (US$307 million), an increase of 4,424.8% year-over-year.

•                  Number of stores was 46,946 as of December 31, 2020, a 25.1% increase from one year ago.

•                  Number of agents was 493,088 as of December 31, 2020, a 37.9% increase from one year ago.

•                  Mobile monthly active users (MAU)3 averaged 48.2 million, an increase of 88.3% year-over-year.

1  GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing at the end of period.

2  Adjusted net income (loss) is a non-GAAP financial measure, defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, (v) impairment of investments and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3  “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

Business Highlights for the Fiscal Year 2020

•                  GTV was RMB3,499.1 billion (US$536.3 billion), an increase of 64.5% year-over-year. GTV of existing home transactions was RMB1,940.0 billion (US$297.3 billion), an increase of 49.5% year-over-year. GTV of new home transactions was RMB1,383.0 billion (US$211.9 billion), an increase of 85.0% year-over-year. GTV of emerging and other services was RMB176.1 billion (US$27.0 billion), an increase of 113.0% year-over-year.

•                  Net revenues were RMB70.5 billion (US$10.8 billion), an increase of 53.2% year-over-year.

•                  Net income was RMB2,778 million (US$426 million). Adjusted net income was RMB5,720 million (US$877 million), an increase of 245.4% year-over-year.

Mr. Stanley Yongdong Peng, Co-founder and Chief Executive Officer of Beike, commented, “We achieved exceptional growth in 2020, closing the year with solid fourth quarter operational and financial results. Our massive scale, operating efficiency and high-quality services, combined with strong network effects, have created a virtuous cycle, spurring a 64.5% year-over-year jump in our full year GTV to RMB3.5 trillion. The ground we’ve covered in the past year has cemented our confidence that the value brought by our commitment to doing the right thing even if it’s difficult, is the foundation for all our achievements.

With a focus on creating value for our customers and empowering stores and agents, our GTV for existing home transaction services grew by a substantial 49.5% to RMB1.94 trillion in 2020. Our platform vigorously promoted 8 core commitments to our customers, including authentic listing guarantees and transaction fund escrow services, which penetrated 84% of stores in the top 30 cities in the fourth quarter of 2020. GTV for new home transaction services climbed by 85% to RMB1.38 trillion in 2020, owing to our three-pronged approach of ensuring satisfaction of customers’ needs, supporting service providers, and establishing relationships with an increasing number of real estate developers and providing more tailored and more efficient services that cater to their needs. We extended commission advances covering more than 40% of new home sales commission-split to connected stores and other platform participants in 2020, and successfully brought the whole process online. During the year, we also made solid headway in home decoration and renovation services, as well as financial services in preparation for our next phase of growth.

For 2021, we have five focus areas - taking care of our customers, supporting service providers, cultivating our emerging services, creating social value, and enhancing technology’s critical role in this broad market opportunity. We are confident of our growth trajectory, as we move closer to realizing our vision of providing comprehensive and trusted housing services to 300 million families in China,” concluded Mr. Peng.

Mr. Tao Xu, Chief Financial Officer of Beike, further commented, “We delivered another quarter of solid financial results, marked by high revenue growth and strong profitability. Our total net revenues in the fourth quarter increased by 57.6% year-over-year to RMB22.7 billion, exceeding the high end of our previous guidance range. We are also very pleased to witness that over 30% of stores on Beike platform had an annual GTV of RMB50 million or more in 2020, which we believe is an adequate level to support sustainable growth of the stores, compared to 19% in prior year, demonstrating the strong network effects of our agent cooperation network (ACN).  Going forward, we will remain focused on taking better care of consumers and support platform participants such as brokerage brands, store owners, agents and real estate developers to take better care of consumers, while continuously strengthening our competitive moat and growing our business at a fast pace. As we continue to invest in our ACN infrastructure, user base expansion and innovative A.I. technologies, we are confident that we will further enhance our monetization capabilities and deliver sustainable growth.”

Fourth Quarter 2020 Financial Results

Net Revenues

Net revenues increased by 57.6% to RMB22.7 billion (US$3.5 billion) in the fourth quarter of 2020 from RMB14.4 billion in the same period of 2019. The increase was driven by the total GTV growth of 65.4% to RMB1,120.0 billion (US$171.6 billion) in the fourth quarter of 2020 from RMB677.1 billion in the same period of 2019.

•                  Net revenues from existing home transaction services increased by 56.1% to RMB9.2 billion (US$1.4 billion) in the fourth quarter of 2020 from RMB5.9 billion in the same period of 2019, primarily attributable to a 69.8% increase in GTV of existing home transactions to RMB584.7 billion (US$89.6 billion) in the fourth quarter of 2020 from RMB344.3 billion in the same period of 2019.

Among that, (i) the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform increased by 64.8% to RMB1.0 billion (US$0.2 billion) in the fourth quarter of 2020 from RMB0.6 billion in the same period of 2019, as the GTV of existing home transactions served by connected agents on the Company’s platform increased by 95.4% to RMB283.8 billion (US$43.5 billion) in the fourth quarter of 2020 from RMB145.2 billion in the same period of 2019, as well as moderate increase in existing home transaction commission rate charged from connected stores. The growth rate of GTV of existing home transactions served by connected agents exceeded that of the revenue derived from platform service, franchise service and other value-added services, primarily due to fee remission on recruiting, training and other VAS services, as well as a decrease in the total amount of upfront onboard fee charged to newly connected stores; and

(ii) commission revenue increased by 55.1% to RMB8.2 billion (US$1.3 billion) in the fourth quarter of 2020 from RMB5.3 billion in the same period of 2019, driven by the GTV of existing home transactions served by the Company’s Lianjia brand increased by 51.l% to RMB300.9 billion (US$46.1 billion) in the fourth quarter of 2020 from RMB199.1 billion in the same period of 2019.

•                  Net revenues from new home transaction services increased by 58.8% to RMB12.9 billion (US$2.0 billion) in the fourth quarter of 2020 from RMB8.1 billion in the same period of 2019, primarily attributable to an increase of 55.5% in the GTV of new home transactions to RMB469.2 billion (US$71.9 billion) in the fourth quarter of 2020 from RMB301.7 billion in the same period of 2019. The GTV of new home transactions served by Lianjia brand increased by 26.0% to RMB80.5 billion (US$12.3 billion) from RMB63.8 billion in the same period of 2019, while the GTV of new home transaction services completed on Beike platform through connected agents and other sales channels increased by 63.4% to RMB388.7 billion (US$59.6 billion) from RMB237.9 billion in the same period of 2019.

•                  Net revenues from emerging and other services increased by 58.1% to RMB0.6 billion (US$0.1 billion) in the fourth quarter of 2020 from RMB0.4 billion in the same period of 2019. The increase was primarily attributable to the increase of penetration level in the Company’s financial services around the housing transaction services, as well as increased number of home decorations units completed through the Company’s platform.

Cost of Revenues

Total cost of revenues increased by 48.2% to RMB17.2 billion (US$2.6 billion) in the fourth quarter of 2020 from RMB11.6 billion in the same period of 2019, primarily attributable to the increase in both split commission to connected agents and other sales channels, and internal commission and compensation.

•                  Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 59.2% to RMB8.7 billion (US$1.3 billion) in the fourth quarter of 2020 from RMB5.5 billion in the same period of 2019. The increase was primarily attributable to the incremental increase in the number of new home transactions completed through connected agents and other sales channels.

•                  Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation increased by 38.6% to RMB6.8 billion (US$1.0 billion) in the fourth quarter of 2020 from RMB4.9 billion in the same period of 2019. The increase was primarily attributable to the increase in the number of new and existing home transactions completed through Lianjia brand.

•                  Cost related to stores. The Company’s cost related to stores increased by 19.0% to RMB0.9 billion (US$0.1 billion) in the fourth quarter of 2020 as compared to RMB0.8 billion in the same period of 2019, mainly due to the increase in the number of stores under Lianjia brand in top tier cities with higher rental cost, as well as a moderate increase in store level rental cost year-over-year.

•                  Other cost. The Company’s other cost increased by 71.0% to RMB0.8 billion (US$0.1 billion) in the fourth quarter of 2020 as compared to RMB0.5 billion in the same period of 2019, mainly due to the increase in share-based compensation.

Gross Profit

Gross profit increased by 97.4% to RMB5.4 billion (US$0.8 billion) in the fourth quarter of 2020 from RMB2.7 billion in the same period of 2019. Gross margin increased to 23.9% in the fourth quarter of 2020 from 19.1% in the same period of 2019. The increase in gross margin was mainly attributable to the decrease of internal commission and compensation as percentage of net revenues from existing home transactions services completed through Lianjia brand, as well as the decrease of commission split as percentage of net revenues from new home transactions services completed through connected agents and other sales channels.

Income (Loss) from Operations

Total operating expenses decreased to RMB4.2 billion (US$0.6 billion) in the fourth quarter of 2020 from RMB5.9 billion in the same period of 2019.

•                  General and administrative expenses were RMB1,884 million (US$289 million) in the fourth quarter of 2020, compared to RMB4,562 million in the same period of 2019, mainly due to the decrease of share-based compensation expenses.

•                  Sales and marketing expenses were RMB1,323 million (US$203 million) in the fourth quarter of 2020, compared to RMB831 million in the same period of 2019, mainly due to the increase of the brand advertising and promotional marketing activities.

•                  Research and development expenses were RMB714 million (US$109 million) in the fourth quarter of 2020, compared to RMB478 million in the same period of 2019, mainly due to the increase of share-based compensation expenses.

Income from operations was RMB1,267 million (US$194 million) in the fourth quarter of 2020, compared to loss from operations of RMB3,123 million in the same period of 2019. Operating margin was 5.6% in the fourth quarter of 2020, compared to negative 21.7% in the same period of 2019, primarily due to the decrease of share-based compensation expenses.

Adjusted income from operations4 was RMB2,231 million (US$342 million) in the fourth quarter of 2020, compared to adjusted loss from operations of RMB80 million in the same period of 2019. Adjusted operating margin5 was 9.8% in the fourth quarter of 2020, compared to negative 0.6% in the same period of 2019, mainly attributable to the increase of gross margin and improvement of operating leverage. Adjusted EBITDA6 increased by 2,183.9% to RMB2,897 million (US$444 million) in the fourth quarter of 2020 from RMB127 million in the same period of 2019.

Net Income (Loss)

Net income was RMB1,096 million (US$168 million) in the fourth quarter of 2020, compared to net loss of RMB3,121 million in the same period of 2019.

4  Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value of financial assets recognized as deemed marketing expenses and (iv) impairment of goodwill and intangible assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

5  Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

6  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill and intangible assets and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Adjusted net income increased by 4,424.8% to RMB2,001 million (US$307 million) in the fourth quarter of 2020 from RMB44 million in the same period of 2019.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,095 million (US$168 million) in the fourth quarter of 2020, compared to net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB3,699 million in the same period of 2019.

Adjusted net income attributable to KE Holdings Inc.7 increased by 4,508.2% to RMB2,000 million (US$307 million) in the fourth quarter of 2020 from RMB43 million in the same period of 2019.

Net Income (Loss) per ADS

Diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders8 was RMB0.93 (US$0.14) in the fourth quarter of 2020, compared to diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB7.99 in the same period of 2019.

7  Adjusted net income (loss) attributable to KE Holdings Inc. is a non-GAAP financial measure and represents adjusted income (loss) attributable to KE Holdings Inc’s ordinary shareholders and preferred shareholders, and all preferred shares of KE Holdings Inc. had been automatically converted to ordinary shares upon initial public offering of KE Holdings Inc. on a one-for-one basis. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

8  ADS is American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1.71 (US$0.26) in the fourth quarter of 2020, compared to adjusted diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB1.15 in the same period of 2019.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of December 31, 2020, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB65.2 billion (US$10.0 billion).

Fiscal Year 2020 Financial Results

Net Revenues

Net revenues increased by 53.2% to RMB70.5 billion (US$10.8 billion) in 2020 from RMB46.0 billion in 2019. The increase was driven by the robust total GTV growth by 64.5% to RMB3,499.1 billion (US$536.3 billion) in 2020 from RMB2,127.7 billion in 2019.

•                  Net revenues from existing home transaction services increased by 24.4% to RMB30.6 billion (US$4.7 billion) in 2020 from RMB24.6 billion in 2019, primarily attributable to a 49.5% increase in GTV of existing home transactions to RMB1,940.0 billion (US$297.3 billion) in 2020 from RMB1,297.4 billion in 2019. The higher growth rate of GTV of existing home transaction services was primarily attributable to the GTV mix shift in existing home transaction services from GTV served by Lianjia brand where revenue is recorded on a gross commission revenue basis, towards GTV served by connected agents on the Company’s platform, where revenue is recorded on a net basis from platform service, franchise service and other value-added services.

9  Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Among that, (i) the revenue derived from platform service, franchise service and other value-added services increased by 94.3% to RMB3.0 billion (US$0.5 billion) in 2020 from RMB1.5 billion in 2019, as the GTV of existing home transactions served by connected agents on the Company’s platform increased by 109.9% to RMB928.1 billion (US$142.2 billion) in 2020 from RMB442.1 billion in 2019, as well as moderate increase in existing home transaction commission rate charged from connected stores; and

(ii) commission revenue increased by 19.7% to RMB27.6 billion (US$4.2 billion) in 2020 from RMB23.0 billion in 2019, driven by the GTV of existing home transactions served by the Company’s Lianjia brand increased by 18.3% to RMB1,011.9 billion (US$155.1 billion) in 2020 from RMB855.3 billion in 2019.

•                  Net revenues from new home transaction services increased by 87.1% to RMB37.9 billion (US$5.8 billion) in 2020 from RMB20.3 billion in 2019, primarily attributable to an increase of 85.0% in the GTV of new home transactions to RMB1,383.0 billion (US$211.9 billion) in 2020 from RMB747.6 billion in 2019. The GTV of new home transactions served by Lianjia brand increased by 37.2% to RMB276.7 billion (US$42.4 billion), while the GTV of new home transaction services completed on the Company’s platform through connected agents and other sales channels increased by 102.7% year-over-year to RMB1,106.3 billion (US$169.5 billion).

•                  Net revenues from emerging and other services increased by 68.7% to RMB2.0 billion (US$0.3 billion) in 2020 from RMB1.2 billion in 2019. The increase was primarily attributable to the increase of service penetration level in the Company’s financial services around the housing transaction services, as well as the increase in revenues from other services.

Cost of Revenues

Total cost of revenues increased by 54.3% to RMB53.6 billion (US$8.2 billion) in 2020 from RMB34.7 billion in 2019, primarily due to the increase in both split commission to connected agents and other sales channels, and internal commission and compensation.

•                  Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 122.7% to RMB24.8 billion (US$3.8 billion) in 2020 from RMB11.2 billion in 2019.

•                  Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation increased by 20.0% to RMB23.3 billion (US$3.6 billion) in 2020 from RMB19.4 billion in 2019.

•                  Cost related to stores. The Company’s cost related to stores increased by 4.2% to RMB3.2 billion (US$0.5 billion) in 2020 from RMB3.1 billion in 2019.

•                  Other cost. The Company’s other cost increased by 109.8% to RMB2.2 billion (US$0.3 billion) in 2020 from RMB1.1 billion in 2019, mainly due to the increase in share-based compensation.

Gross Profit

Gross profit increased by 49.6% to RMB16.9 billion (US$2.6 billion) in 2020 from RMB11.3 billion in 2019. Gross margin was 23.9% in 2020, compared to 24.5% in 2019. The decrease in gross margin was mainly due to a continuing revenue mix shift towards new home transaction services.

Income (Loss) from Operations

Total Operating expenses increased by 7.4% to RMB14.0 billion (US$2.1 billion) in 2020 from RMB13.1 billion in 2019.

•                  General and administrative expenses were RMB7,589 million (US$1,163 million) in 2020, compared to RMB8,377 million in 2019, mainly due to the decrease of share-based compensation expenses.

•                  Sales and marketing expenses were RMB3,715 million (US$569 million) in 2020, compared to RMB3,106 million in 2019, mainly due to the increase of the brand advertising and promotional marketing activities.

•                  Research and development expenses were RMB2,478 million (US$380 million) in 2020, compared to RMB1,571 million in 2019, mainly due to the increase of share-based compensation expenses, and the increase in headcount of experienced research and development personnel.

Income from operations was RMB2,842 million (US$436 million) in 2020, compared to loss from operations of RMB1,786 million in 2019. Operating margin was 4.0% in 2020, compared to negative 3.9% in 2019, primarily attributable to the decrease of share-based compensation expenses.

Adjusted income from operations increased by 206.2% to RMB5,935 million (US$910 million) in 2020 from RMB1,938 million in 2019. Adjusted operating margin increased to 8.4% in 2020 from 4.2% in 2019. Adjusted EBITDA increased by 165.2% to RMB7,738 million (US$1,186 million) in 2020 from RMB2,917 million in 2019.

Net Income (Loss)

Net income was RMB2,778 million (US$426 million) in 2020, compared to net loss of RMB2,180 million in 2019.

Adjusted net income increased by 245.4% to RMB5,720 million (US$877 million) in 2020 from RMB1,656 million in 2019.

Net Income (Loss) attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB720 million (US$110 million) in 2020, compared to net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB4,050 million in 2019.

Adjusted net income attributable to KE Holdings Inc. increased by 246.3% to RMB5,717 million (US$876 million) in 2020 from RMB1,651 million in 2019.

Net Income (Loss) per ADS

Diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders was RMB0.95 (US$0.15) in 2020, compared to diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB8.82 in 2019.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders was RMB3.69 (US$0.57) in 2020, compared to adjusted diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB0.47 in 2019.

Business Outlook

For the first quarter of 2021, the Company expects total net revenues to be between RMB18.5 billion (US$2.8 billion) and RMB19.5 billion (US$3.0 billion), representing an increase of approximately 159.8% to 173.9% from the same quarter of 2020. This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call Information

The Company will hold a conference call on 9:00 PM U.S. Eastern Time on Monday, March 15, 2021 (9:00 AM Beijing/Hong Kong Time on Tuesday, March 16, 2021) to discuss the financial results. Details for the conference call are as follows:

Event Title: KE Holdings Inc. Fourth Quarter and Fiscal Year 2020 Earnings Conference Call

Conference ID: 5058058

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/5058058

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.ke.com/.

The replay will be accessible through March 23, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
Mainland, China:	400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	5058058

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc., adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value of financial assets recognized as deemed marketing expenses and (iv) impairment of goodwill and intangible assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, (v) impairment of investments and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill and intangible assets and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 19 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	24,319,332	40,969,979	6,278,924
Restricted cash	7,380,341	8,567,496	1,313,026
Short-term investments	1,844,595	15,688,321	2,404,340
Short-term financing receivables, net of allowance for credit losses of RMB92,223 and RMB113,905 as of December 31, 2019 and 2020, respectively	2,125,621	3,931,641	602,550
Accounts receivable, net of allowance for credit losses of RMB460,962 and RMB1,122,218 as of December 31, 2019 and 2020, respectively	8,093,219	13,183,559	2,020,469
Amounts due from and prepayments to related parties	927,306	484,349	74,230
Loan receivables from related parties	1,929,076	36,378	5,575
Prepayments, receivables and other assets	5,292,996	4,677,378	716,840
Total current assets	51,912,486	87,539,101	13,415,954
Non-current assets
Property and equipment, net	1,134,228	1,472,460	225,664
Right-of-use assets	5,625,015	6,821,100	1,045,380
Long-term financing receivables, net of allowance for credit losses of RMB847 and RMB13,414 as of December 31, 2019 and 2020, respectively	265,868	218,018	33,413
Long-term investments, net	2,333,745	3,140,315	481,274
Intangible assets, net	2,560,442	1,642,651	251,747
Goodwill	2,477,075	2,467,497	378,160
Non-current restricted cash	230,903	—	—
Other non-current assets	725,550	994,394	152,398
Total non-current assets	15,352,826	16,756,435	2,568,036
TOTAL ASSETS	67,265,312	104,295,536	15,983,990

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$

LIABILITIES
Current liabilities
Accounts payable	4,212,705	6,594,846	1,010,704
Amounts due to related parties	263,659	254,255	38,966
Employee compensation and welfare payable	9,113,011	11,231,800	1,721,349
Customer deposits payable	4,382,803	6,743,256	1,033,451
Income taxes payable	994,815	986,465	151,182
Short-term borrowings	720,000	—	—
Lease liabilities current portion	2,222,745	2,625,979	402,449
Short-term funding debts	2,291,723	1,512,510	231,802
Contract liabilities	593,373	734,157	112,514
Accrued expenses and other current liabilities	3,002,841	2,950,078	452,119
Total current liabilities	27,797,675	33,633,346	5,154,536
Non-current liabilities
Deferred tax liabilities	22,446	17,289	2,650
Lease liabilities non-current portion	2,914,240	3,833,914	587,572
Long-term borrowings	4,890,030	—	—
Long-term funding debts	7,500	15,000	2,299
Other non-current liabilities	97,829	3,471	532
Total non-current liabilities	7,932,045	3,869,674	593,053
TOTAL LIABILITIES	35,729,720	37,503,020	5,747,589

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$
MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 298,483,760 issued and outstanding with redemption value of RMB6,406,056 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	6,406,056	—	—
Series C convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 470,568,175 issued and outstanding with redemption value of RMB12,118,251 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	12,118,251	—	—
Series D convertible redeemable preferred shares (US$0.00002 par value; 1,000,000,000 shares authorized,430,835,530 issued and outstanding with redemption value of RMB11,831,223 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	11,831,223	—	—
Series D+ convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 310,879,155 issued and outstanding with redemption value of RMB10,017,365 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	10,017,365	—	—
TOTAL MEZZANINE EQUITY	40,372,895	—	—

SHAREHOLDERS’ EQUITY (DEFICIT)
KE Holdings Inc. shareholders’ equity (deficit)
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 584,865,410 and 2,666,966,855 Class A ordinary shares issued and outstanding as of December 31, 2019 and December 31, 2020; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2019 and December 31, 2020)	202	482	74
Additional paid-in capital	2,533,889	77,433,882	11,867,262
Statutory reserves	253,732	392,834	60,204
Accumulated other comprehensive income (loss)	63,308	(1,834,087)	(281,086)
Accumulated deficit	(11,775,637)	(9,227,664)	(1,414,202)
Total KE Holdings Inc. shareholders’ equity (deficit)	(8,924,506)	66,765,447	10,232,252
Non-controlling interests	87,203	27,069	4,149
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(8,837,303)	66,792,516	10,236,401
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	67,265,312	104,295,536	15,983,990

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Existing home transaction services	5,869,149	9,159,677	1,403,782	24,568,508	30,564,584	4,684,227
New home transaction services	8,117,637	12,886,750	1,974,981	20,273,860	37,937,886	5,814,235
Emerging and other services	394,756	624,218	95,666	1,172,538	1,978,508	303,220
Total net revenues	14,381,542	22,670,645	3,474,429	46,014,906	70,480,978	10,801,682
Cost of revenues
Commission-split	(5,485,217)	(8,731,868)	(1,338,217)	(11,154,698)	(24,847,023)	(3,807,972)
Commission and compensation-internal	(4,898,538)	(6,790,070)	(1,040,624)	(19,444,127)	(23,324,145)	(3,574,582)
Cost related to stores	(794,958)	(946,262)	(145,021)	(3,078,672)	(3,206,601)	(491,433)
Others	(455,068)	(778,225)	(119,268)	(1,069,365)	(2,243,352)	(343,809)
Total cost of revenues(1)	(11,633,781)	(17,246,425)	(2,643,130)	(34,746,862)	(53,621,121)	(8,217,796)
Gross profit	2,747,761	5,424,220	831,299	11,268,044	16,859,857	2,583,886
Operating expenses
Sales and marketing expenses(1)	(830,923)	(1,323,369)	(202,815)	(3,105,899)	(3,715,278)	(569,391)
General and administrative expenses(1)	(4,561,650)	(1,883,606)	(288,676)	(8,376,531)	(7,588,809)	(1,163,037)
Research and development expenses(1)	(478,065)	(714,391)	(109,485)	(1,571,154)	(2,477,911)	(379,756)
Impairment of goodwill and intangible assets	—	(236,050)	(36,176)	—	(236,050)	(36,176)
Total operating expenses	(5,870,638)	(4,157,416)	(637,152)	(13,053,584)	(14,018,048)	(2,148,360)
Income (loss) from operations	(3,122,877)	1,266,804	194,147	(1,785,540)	2,841,809	435,526
Interest income, net	61,961	4,674	716	230,339	163,600	25,073
Share of results of equity investees	(3,049)	(42,386)	(6,496)	11,382	(37,574)	(5,758)
Fair value changes in investments, net	(121,018)	304,156	46,614	(109,193)	360,124	55,191
Foreign currency exchange gain (loss)	(33,199)	4,190	642	(54,052)	3,506	537
Other income, net	101,641	275,069	42,156	431,300	1,055,654	161,786
Income (loss) before income tax expense	(3,116,541)	1,812,507	277,779	(1,275,764)	4,387,119	672,355
Income tax expense	(4,859)	(716,951)	(109,878)	(904,363)	(1,608,796)	(246,558)
Net income (loss)	(3,121,400)	1,095,556	167,901	(2,180,127)	2,778,323	425,797

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net loss (income) attributable to non-controlling interests shareholders	69	(579)	(89)	(3,419)	(731)	(112)
Net income (loss) attributable to KE Holdings Inc.	(3,121,331)	1,094,977	167,812	(2,183,546)	2,777,592	425,685
Accretion on convertible redeemable preferred shares to redemption value	(577,842)	—	—	(1,866,528)	(1,755,228)	(269,000)
Income allocation to participating preferred shares	—	—	—	—	(301,898)	(46,268)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(3,699,173)	1,094,977	167,812	(4,050,074)	720,466	110,417

Net income (loss)	(3,121,400)	1,095,556	167,901	(2,180,127)	2,778,323	425,797
Currency translation adjustments	(153,149)	(1,302,733)	(199,653)	63,442	(1,897,395)	(290,789)
Total comprehensive income (loss)	(3,274,549)	(207,177)	(31,752)	(2,116,685)	880,928	135,008
Comprehensive loss (income) attributable to non-controlling interests shareholders	69	(579)	(89)	(3,419)	(731)	(112)
Comprehensive income (loss) attributable to KE Holdings Inc.	(3,274,480)	(207,756)	(31,841)	(2,120,104)	880,197	134,896
Accretion on convertible redeemable preferred shares to redemption value	(577,842)	—	—	(1,866,528)	(1,755,228)	(269,000)
Income allocation to participating preferred shares	—	—	—	—	(301,898)	(46,268)
Comprehensive loss attributable to KE Holdings Inc.’s ordinary shareholders	(3,852,322)	(207,756)	(31,841)	(3,986,632)	(1,176,929)	(180,372)

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$

Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	1,388,889,436	3,440,878,087	3,440,878,087	1,378,235,522	2,226,264,859	2,226,264,859
—Diluted	1,388,889,436	3,516,042,957	3,516,042,957	1,378,235,522	2,267,330,891	2,267,330,891

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	462,963,145	1,146,959,362	1,146,959,362	459,411,841	742,088,286	742,088,286
—Diluted	462,963,145	1,172,014,319	1,172,014,319	459,411,841	755,776,964	755,776,964

Net income (loss) per share attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	(2.66)	0.32	0.05	(2.94)	0.32	0.05
—Diluted	(2.66)	0.31	0.05	(2.94)	0.32	0.05

Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	(7.99)	0.95	0.15	(8.82)	0.97	0.15
—Diluted	(7.99)	0.93	0.14	(8.82)	0.95	0.15

(1) Includes share-based compensation expenses as follows:
Cost of revenues	—	76,616	11,742	—	511,637	78,412
Sales and marketing expenses	—	30,212	4,630	—	77,574	11,889
General and administrative expenses	2,846,304	229,643	35,194	2,955,590	1,131,335	173,385
Research and development expenses	—	247,923	37,996	—	532,043	81,539

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations	(3,122,877)	1,266,804	194,147	(1,785,540)	2,841,809	435,526
Share-based compensation expenses	2,846,304	584,394	89,562	2,955,590	2,252,589	345,225
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	153,386	143,520	21,995	450,413	604,806	92,691
Changes in fair value of financial assets recognized as deemed marketing expenses	43,157	—	—	317,929	—	—
Impairment of goodwill and intangible assets	—	236,050	36,176	—	236,050	36,176
Adjusted income (loss) from operations	(80,030)	2,230,768	341,880	1,938,392	5,935,254	909,618

Net income (loss)	(3,121,400)	1,095,556	167,901	(2,180,127)	2,778,323	425,797
Share-based compensation expenses	2,846,304	584,394	89,562	2,955,590	2,252,589	345,225
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	153,386	143,520	21,995	450,413	604,806	92,691
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	165,514	(84,085)	(12,887)	428,422	(175,115)	(26,838)
Impairment of goodwill and intangible assets	—	236,050	36,176	—	236,050	36,176
Impairment of investments	—	26,650	4,084	—	26,650	4,084
Tax effects on non-GAAP adjustments	415	(1,274)	(195)	1,705	(3,599)	(552)
Adjusted net income	44,219	2,000,811	306,636	1,656,003	5,719,704	876,583

Net income (loss)	(3,121,400)	1,095,556	167,901	(2,180,127)	2,778,323	425,797
Income tax expense	4,859	716,951	109,878	904,363	1,608,796	246,558
Share-based compensation expenses	2,846,304	584,394	89,562	2,955,590	2,252,589	345,225
Amortization of intangible assets	166,350	145,378	22,280	477,323	621,174	95,199
Depreciation of property and equipment	127,181	180,776	27,705	561,995	552,798	84,720
Interest income, net	(61,961)	(4,674)	(716)	(230,339)	(163,600)	(25,073)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	165,514	(84,085)	(12,887)	428,422	(175,115)	(26,838)
Impairment of goodwill and intangible assets	—	236,050	36,176	—	236,050	36,176
Impairment of investments	—	26,650	4,084	—	26,650	4,084
Adjusted EBITDA	126,847	2,896,996	443,983	2,917,227	7,737,665	1,185,848

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net income (loss) attributable to KE Holdings Inc.	(3,121,331)	1,094,977	167,812	(2,183,546)	2,777,592	425,685
Share-based compensation expenses	2,846,304	584,394	89,562	2,955,590	2,252,589	345,225
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	153,386	143,520	21,995	450,413	604,806	92,691
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	165,514	(84,085)	(12,887)	428,422	(175,115)	(26,838)
Impairment of goodwill and intangible assets	—	236,050	36,176	—	236,050	36,176
Impairment of investments	—	26,650	4,084	—	26,650	4,084
Tax effects on non-GAAP adjustments	415	(1,274)	(195)	1,705	(3,599)	(552)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(884)	(73)	(11)	(1,481)	(1,666)	(255)
Adjusted net income attributable to KE Holdings Inc.	43,404	2,000,159	306,536	1,651,103	5,717,307	876,216
Accretion on convertible redeemable preferred shares to redemption value	(577,842)	—	—	(1,866,528)	(1,755,228)	(269,000)
Adjusted net income allocated to participating preferred shares	—	—	—	—	(1,169,981)	(179,307)
Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(534,438)	2,000,159	306,536	(215,425)	2,792,098	427,909

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	462,963,145	1,146,959,362	1,146,959,362	459,411,841	742,088,286	742,088,286
—Diluted	462,963,145	1,172,014,319	1,172,014,319	459,411,841	755,776,964	755,776,964

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS, basic and diluted
—Basic	462,963,145	1,146,959,362	1,146,959,362	459,411,841	742,088,286	742,088,286
—Diluted	462,963,145	1,172,014,319	1,172,014,319	459,411,841	755,776,964	755,776,964

Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	(7.99)	0.95	0.15	(8.82)	0.97	0.15
—Diluted	(7.99)	0.93	0.14	(8.82)	0.95	0.15

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	6.84	0.79	0.12	8.35	2.79	0.43
—Diluted	6.84	0.78	0.12	8.35	2.74	0.42

Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	(1.15)	1.74	0.27	(0.47)	3.76	0.58
—Diluted	(1.15)	1.71	0.26	(0.47)	3.69	0.57

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by (used in) operating activities	(626,908)	1,104,484	169,270	112,626	9,361,949	1,434,781
Net cash used in investing activities	(2,368,198)	(5,607,829)	(859,437)	(3,873,722)	(14,977,618)	(2,295,420)
Net cash provided by financing activities	19,194,252	9,410,162	1,442,170	23,026,396	25,406,250	3,893,678
Effect of exchange rate change on cash, cash equivalents and restricted cash	(228,701)	(1,484,742)	(227,547)	(94,922)	(2,183,682)	(334,664)
Net increase in cash and cash equivalents and restricted cash	15,970,445	3,422,075	524,456	19,170,378	17,606,899	2,698,375
Cash, cash equivalents and restricted cash at the beginning of the period	15,960,131	46,115,400	7,067,494	12,760,198	31,930,576	4,893,575
Cash, cash equivalents and restricted cash at the end of the period	31,930,576	49,537,475	7,591,950	31,930,576	49,537,475	7,591,950

KE Holdings Inc.

UNAUDITED CONTRIBUTION MEASURE

(All amounts in thousands)

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$

Existing home transaction services
Net revenues	5,869,149	9,159,677	1,403,782	24,568,508	30,564,584	4,684,227
Less: Commission and compensation	(3,686,676)	(5,223,330)	(800,510)	(15,014,264)	(18,065,451)	(2,768,651)
Contribution	2,182,473	3,936,347	603,272	9,554,244	12,499,133	1,915,576

New home transaction services
Net revenues	8,117,637	12,886,750	1,974,981	20,273,860	37,937,886	5,814,235
Less: Commission and compensation	(6,613,091)	(10,185,864)	(1,561,052)	(15,355,160)	(29,787,961)	(4,565,205)
Contribution	1,504,546	2,700,886	413,929	4,918,700	8,149,925	1,249,030

Emerging and other services
Net revenues	394,756	624,218	95,666	1,172,538	1,978,508	303,220
Less: Commission and compensation	(83,988)	(112,744)	(17,279)	(229,401)	(317,756)	(48,698)
Contribution	310,768	511,474	78,387	943,137	1,660,752	254,522